UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Far Point Acquisition Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30734W208
(CUSIP Number)
Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Far Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Cloudbreak Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS David W. Bonanno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 25, 2018 (the “Initial Schedule 13D”) and Amendment No. 1 filed with the U.S. Securities and Exchange Commission on January 22, 2020 (“Amendment No. 1” and together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Except as set forth herein, the Initial Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Initial Schedule 13D or Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph after the paragraph entitled “Voting and Support Agreement” in Item 4:

On August 15, 2020, the Management Company, the Sponsor, Cloudbreak, Third Point Ventures LLC, and the Funds (collectively, the “TP Parties”) entered into that certain Letter Agreement (the “Letter Agreement”) with each of Globetrotter, New Global Blue, Global Blue, Global Blue Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Global Blue, Jacques Stern, solely in his capacity as the Management Representative (the “GB Parties”) and each of Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., SL / PG Global Blue Co-Invest, L.P., Silver Lake Technology Associates III Cayman, L.P. and Silver Lake (offshore) AIV GP III, Ltd. solely with respect to certain sections thereof (collectively the “SL Parties”).
Letter Agreement
Pursuant to the Letter Agreement, the TP Parties and the GB Parties have agreed to take the following actions as part of their overall efforts to consummate the Business Combination.
Certain of the TP Parties have agreed to fund into escrow $61 million to satisfy a portion of such parties’ obligations under the forward purchase agreement and Globetrotter, on behalf of the GB Parties and the Issuer have agreed not to enforce any rights or claims under the forward purchase agreement, the Share Purchase and Contribution Agreements and certain other agreements that may exist between one or more of the TP Parties and one or more of the GB Parties.  If the $61 million of escrowed funds exceeds the amount required to purchase the forward purchase shares, Globetrotter has agreed to return the excess escrowed funds to the TP Parties after the closing of the Business Combination.
The shares of New Global Blue to be received by any of the TP Parties in exchange for the Founder Shares and Private Placement Warrants, and such other contingent shares to be received as part of the Merger Agreement will, immediately upon consummation of the Business Combination, be transferred by the Sponsor to Globetrotter, except for 4,316,321 shares that will be transferred to Mr. Farley, Mr. Bonanno and Kelly Vallante, subject to certain terms and conditions.

To the extent that the Issuer’s legal fees and expenses exceed $12 million, the TP Parties have agreed to pay the excess over this amount.

The TP Parties have acknowledged that the Issuer has confirmed and agreed not to exercise any termination rights that they may have with respect to the Business Combination until September 11, 2020 and to take reasonable actions to enable certain conditions to consummation of the Business Combination to be satisfied or waived.  The TP Parties, the Issuer, the GB Parties and the SL Parties have entered into customary and mutual releases of claims.

Globetrotter has agreed to allow up to 65,700 shares of the Issuer held by Mr. Bonanno to be redeemed.

The foregoing descriptions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Letter Agreement in Item 4 is hereby incorporated into this Item 6 by reference. A copy of the Letter Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Description of Exhibits

13
Letter Agreement, dated August 15, 2020, by and among SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue Group AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Jacques Stern, solely in his capacity as the Management Representative, Silver Lake Partners III Cayman (AIV III), L.P., solely with respect to Section 10(b) thereof, Silver Lake Technology Investors III Cayman, L.P., solely with respect to Section 10(b) thereof, SL / PG Global Blue Co-Invest, L.P., solely with respect to Section 10(b) thereof, Silver Lake Technology Associates III Cayman, L.P., solely with respect to Section 10(b) thereof, Silver Lake (Offshore) AIV GP III, Ltd., solely with respect to Section 10(b) thereof, Cloudbreak Aggregator LP, Far Point LLC, Third Point LLC, Third Point Ventures LLC (as nominee of the TP Funds), Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 17, 2020, as amended (File No. 001-38521).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

Date: August 17, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: August 17, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

CLOUDBREAK AGGREGATOR LP

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: August 17, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

FAR POINT LLC

By: Cloudbreak Aggregator LP, its managing member

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: August 17, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DAVID W. BONANNO

Date: August 17, 2020
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact